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                                                                      EXHIBIT 26

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

RIMA SPIELMAN,
Plaintiff,
     -- against --
JAMES A. RISHER, LANCE L. KNOX,
CONRAD A. PLIMPTON, RON E.
DOGGETT, RALF R. BOER, WAYNE L.                     C. A. No. 15800NC
CLEVENGER, STIG G. STENDAHL,                        CLASS ACTION COMPLAINT
JAMES A. FOWLER, DAVID J.
MCLAUGHLIN, AND EXIDE ELECTRONICS
GROUP, INC.,
Defendants.
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     Plaintiff, by her knowledge as to her own acts and upon information and belief as to all other matters, alleges as follows:

                              NATURE OF THE ACTION

     1. This is a stockholders' class action lawsuit brought on behalf of the public stockholders of Exide Electronics Group, Inc. ("Exide" or the "Company") who have been, and continue to be, deprived of the opportunity to realize fully the benefits of their investment in the Company. The individual defendants have wrongfully refused to take the steps necessary to maximize stockholder value, including properly considering a bona fide offer (the "Offer") for the Company from PQR Acquisition Corp. and Danaher Corp. (collectively, "Danaher"). By failing and refusing to take such steps, including adequately considering the Offer, defendants have breached their fiduciary duties to plaintiff and the class (defined below) and are using their fiduciary positions of control over Exide to thwart others in their legitimate attempts to acquire Exide. The individual defendants have further attempted to entrench themselves in their positions with the Company by wrongfully instituting newly restrictive amendments to the Company's bylaws making it more difficult for shareholders to call a special meeting.

                                    PARTIES

     2. Plaintiff is and, at all relevant times has been, the owner of shares of Exide common stock.

     3. Exide is a corporation duly organized and existing under the laws of the State of Delaware. Exide designs, manufactures, markets and services uninterruptible power supply products that protect computer equipment against electrical power loss. Exide maintains its principal executive offices at 8609
Six Forks Road, Raleigh, North Carolina. Exide has approximately 10,049,543 shares of common stock outstanding and thousands of stockholders of record.
Exide's stock trades over the NASDAQ National Market System.

     4.  Defendant James A. Risher ("Risher") is the Chief Executive Officer,
President, and a director of Exide.

     5.  Defendant Conrad A. Plimpton ("Plimpton") is the Chairman of the Exide
Board of Directors.

     6.  Defendant Lance L. Knox ("Knox") is the Vice Chairman of the Exide
Board of Directors.
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     7.  Defendants Ron E. Doggett, Ralf R. Boer, Wayne L. Clevenger, Stig G.
Stendahl, James A. Fowler, and David J.McLaughlin are directors of Exide.

     8. The defendants named in paragraphs 4 through 7 are hereinafter referred to as the "Individual Defendants."

     9. Because of their positions as officers/directors of the Company, the Individual Defendants owe a fiduciary duty of loyalty and due care to plaintiff and the other members of the class.

                            CLASS ACTION ALLEGATIONS

     10. Plaintiff brings this case on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants' actions as is described more fully below (the "Class").

     11.  This action is properly maintainable as a class action.

     12.  The Class is so numerous that joinder of all members is impracticable.
The Company has thousands of stockholders who are scattered throughout the United States.

     13. There are questions of law and fact common to the Class including, inter alia, whether:

          a. defendants have breached their fiduciary duties owed by them to plaintiff and other members of the Class by failing and refusing to attempt in good faith to maximize stockholder value, including considering the sale of Exide;

          b. defendants have breached or aided and abetted the breach of the fiduciary duties owed by them to plaintiff and other members of the Class;

          c. defendants engaged in a plan and scheme to thwart and reject offers and proposals from third parties, including the offer made by Danaher; and

          d. plaintiff and other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

     14. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

     15. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     16. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole are appropriate.

                            SUBSTANTIVE ALLEGATIONS

     17. On July 9, 1997, Danaher announced that, although it would prefer a negotiated transaction with Exide, Danaher would commence a tender offer to acquire all of the outstanding shares of Exide stock for $20 per share in a transaction valued at approximately $200 million. Danaher made the Offer public only after Exide rebuffed an offer Danaher made on June 12, 1997. The tender offer has no financing contingency. It also provides that shares not tendered will be acquired in a second step merger at the same $20 per share price.

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Thus it is non-coercive and non-discriminatory. It is conditioned on the redemption of Exide's poison pill and the inapplicability of 8 Del. C. sec.203 by action of Exide's Board or otherwise.

     18. Danaher's tender offer provides Exide shareholders with a premium of approximately 55% over the closing market price of Exide stock on July 8, 1997, and a premium of approximately 72% over the market price of Exide's stock on June 11, 1997, the day Danaher first contacted Exide.

     19. Danaher further informed Exide that it would be willing to pay more than $20 per share should the Company's non-public information support an increased price.

     20. In connection with the June 12 offer, Danaher notified Exide that it would seek a special meeting of Exide's shareholders so that the shareholders and not just the Company's board could respond to the Offer. On or about June
23, 1997, defendants implemented certain amendments to the Company's bylaws making it more difficult for shareholders to call a special meeting (the "By-Law
Amendments").

     21. Despite the rejection of the earlier Danaher offer and implementation of new anti-takeover measures, Exide stated only that it would respond to the Offer within ten days and urged shareholders not to tender their shares to Danaher.

     22. Plaintiff avers that Danaher's public announcement of the Offer was made only after considerable discussion and attempted negotiation between Danaher and Exide to which Exide was not receptive. The defendants' failure to apprise themselves of the terms of Danaher's offer and negotiate to maximize the shareholders' value constitute a breach of their fiduciary duties.

     23. Defendants' failure to act promptly upon Danaher's offer has no valid business purpose, and simply evidences their disregard for the premium being offered to Exide stockholders. By failing to meet promptly and negotiate, or offer to meet and negotiate, with Danaher, defendants are depriving plaintiff and the Class of their right to share in the assets and businesses of Exide and receive the maximum value for their Exide shares.

     24.  Exide represents a highly attractive acquisition candidate.
Defendants' conduct is depriving Exide's public stockholders of the control premium that Danaher is prepared to pay, or of the enhanced premium that further negotiation or exposure of Exide to the market could provide.

     25. Defendants owe fundamental fiduciary obligations to Exide's stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Exide's public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of Exide must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company's stockholders.

     26. Because defendants dominate and control the business and corporate affairs of Exide and because they are in possession of private corporate information concerning Exide's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public shareholders of Exide. This discrepancy makes it grossly and inherently unfair for defendants to refrain from taking those steps necessary to maximize stockholder value. Defendants have refused to seriously consider Danaher's offer, and have failed to announce any active auction or open bidding procedures that would maximize stockholder value by entertaining offers to purchase the Company.

     27. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Class in that they have not and are not exercising independent business judgement and have acted and are acting to the detriment of the Class.

     28. The Individual Defendants' refusal to negotiate with Danaher and refusal to waive certain anti-takeover provisions of its shareholder rights plan serves only to entrench defendants in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the public stockholders of Exide.

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     29.  As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Exide's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Exide's common stock.

     30. Plaintiff seeks preliminary and permanent injunctive relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize stockholder value.

     31. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants' actions threaten to inflict. Defendants are precluding the enjoyment by Exide stockholders of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal that would provide consideration for all shares at a premium price.

     32. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of Exide at a substantial premium, all to the irreparable harm of plaintiff and other members of the Class.

     33.  Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

          (a) Declaring this to be a proper class action and certifying plaintiff as a class representative;

          (b) Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

             (i) cooperate fully with any entity or person, including Danaher, having a bona fide interest in proposing any transaction that would maximize stockholder value including, but not limited to, a merger or acquisition of Exide;

              (ii) immediately undertake an appropriate evaluation of Exide's worth as a merger/acquisition candidate;

             (iii) take all appropriate steps to enhance Exide's value and attractiveness as a merger/acquisition candidate;

              (iv) take all appropriate steps to effectively expose Exide to the marketplace in an effort to create an active auction of the Company;

              (v) act independently so that the interests of the Company's public stockholders will be protected; and

              (vi) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize stockholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public stockholders of Exide;

          (c) Declaring the By-Law Amendments void;

          (d) Ordering the Individual Defendants, jointly and severally to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

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          (e) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts'
     fees; and

          (f) Granting such other and further relief as may be just and proper.

Dated:  July 9, 1997
                                          Respectfully submitted,

                                                 ROSENTHAL MONHAIT GROSS
                                                     & GODDESS, P.A.

                                          By:     /s/ NORMAN M. MONHAIT
                                            ------------------------------------
                                            Norman M. Monhait, Esq.
                                            1401 Mellon Bank Center
                                            919 Market Street
                                            Wilmington, Delaware 19899
                                            (302) 656-4433

                                            Attorneys for Plaintiff

of Counsel:

WECHSLER HARWOOD
  HALEBIAN & FEFFER LLP
805 Third Avenue
New York, New York 10022
(212) 935-7400

LAW OFFICES OF KLARI NEUWELT
950 Third Avenue
New York, New York 10022
(212) 593-8800

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